Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

ITC / Entergy Transaction

FACT SHEET

ITC Entergy.

Entergy to Separate and Merge Electric Transmission Business into ITC Holdings Corp.


ITC Transmission
METC
ITC Midwest
ITC Great Plains
Entergy Transmission Operating Subsidiaries
Green Power Express (conceptual)
KETA Project
Kansas V-Plan
Hugo to Valliant

Transaction Details

- Post-merger, ITC will become one of the largest electric transmission companies, with transmission subsidiaries in the U.S. spanning from the Great Lakes to the Gulf Coast.
- Approval process includes Entergy's retail regulators, the Federal Energy Regulatory Commission, ITC shareholders and others.
- Transaction close expected in 2013, subject to the receipt of approvals.
- ITC regional headquarters to be in Jackson, Miss. Corporate headquarters in Novi, Mich.
- ITC's management team will remain intact for the combined business, but will be supplemented with key leadership personnel from Entergy's transmission business to ensure a successful integration and consistency of operations.
- ITC's Board of Directors will appoint two new independent directors who will have transmission industry knowledge and familiarity with the region in which Entergy operates.

Transaction Benefits

Entergy customers and other stakeholders to benefit from fully independent transmission company

The independent transmission model provides singular focus on transmission system performance, planning and operations. This model also aligns with national policy objectives to facilitate investment in regional and inter-regional transmission, advance open access initiatives and promote access to competitive energy markets.

ITC to benefit from improved platform to support execution of long-term business plan and growth objectives

The addition of the Entergy transmission business expands ITC's current business model and adds sizeable new markets to its operating and development portfolio. This will serve to diversify and enhance ITC's long-term growth prospects by providing additional avenues for investment in needed transmission infrastructure that will benefit customers in the Entergy region.

Enhanced financial flexibility benefits customers and communities through ongoing investment, better access to cost-effective capital, and credit quality protection

By divesting its transmission business, Entergy is increasing its flexibility of investment alternatives and protecting the credit quality of Entergy and its operating subsidiaries. In turn, as a transmission-only utility, ITC will address the transmission system needs of the region to support efficient infrastructure investment, by improving access to cost-effective capital for the resulting transmission business.

ITC regional headquarters to be in Jackson, Miss.

Following completion of the transaction, approximately 750 Entergy positions will be integrated into ITC. ITC will assume operations of the Entergy transmission and transmission-related facilities throughout the region and further establish a regional presence within the Entergy footprint, including maintaining a regional headquarters in Jackson, Miss.

Transmission Systems at a Glance

	ITC	ENTERGY
System Peak Load:	26,100 MW	28,000 MW
Service Area:	Seven states– including footprint in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma	Four states – including footprint in Texas, Louisiana, Arkansas and Mississippi*
Total Transmission Miles:	15,100 miles	15,700 miles
Service Area Square Miles	89,850	114,669
RTO Membership:	MISO/SPP	Anticipated MISO membership in 2013

**Entergy also owns limited assets in Missouri.*

Transaction Rationale

- Attractive and natural strategic fit.
  - Validates independent transmission model and resulting benefits.
- Provides tangible customer and stakeholder benefits.
  - Furthers objectives of independent transmission model: system reliability, reduced congestion, and greater access to competitive markets.
  - Solid track record of capital investment and maintenance programs to support system reliability.
  - Commitment to the communities and stakeholders served through corporate citizenship and community support.

ABOUT THE TRANSACTION STRUCTURE Reverse Morris Trust – Fundamentals

Tax free structure which allows for a division or portion of a company to be spun-out and merged into another company in a stock-for-stock exchange

- Feasible only under circumstances in which spun-off business ("SpinCo") and merger partner have comparable equity values.
- Shareholders of SpinCo's parent company must own over 50% of the combined company to meet requirements of IRS rules for tax-free treatment.
- ITC will effectuate a recapitalization in advance of the merger in order to align its equity value with that of the Entergy Transmission Business.
- Recapitalization currently anticipated to take the form of a special dividend to ITC shareholders.

RMT structure offers a number of benefits for all parties

- No changes to rate base as a result of the transaction – avoids step-up in tax basis and elimination of Accumulated Deferred Income Tax balances.
- Tax efficient structure for Entergy and its shareholders.
- Entergy shareholders will have the opportunity to share in the future growth and performance of the combined company; ITC shareholders will benefit from greater future growth opportunities resulting from increased scale of business.
- Reinforces the independent transmission model.
- Preserves credit quality of both companies.

Post-merger, Entergy shareholders will own 50.1% of the combined company. ITC shareholders will own 49.9% of the combined company. ***This stock transaction does not impact ITC's independence in any way.***


Entergy Shareholders
100% ownership
Entergy Corporation
Legacy Generation and Distribution Businesses
Mid South TransCo LLC
Entergy will create and distribute new Transco ("Mid South TransCo LLC ") to Entergy shareholders
ITC Shareholders
Recapitalization*
ITC
ITC will effectuate a recapitalization in advance of the merger in order to align its size with that of the Entergy Transmission Business.
50.1% stock
49.9% stock
Entergy Shareholders
ITC Shareholders
Combined Company
Mid South TransCo LLC will subsequently merge with ITC Merger Sub at closing; Entergy shareholders will receive 50.1% ownership in the combined company
*Recapitalization currently anticipated to take the form of a special dividend to ITC shareholders.

Transaction Rationale [cont.]

- The independent transmission company model is one that Entergy has been discussing since the late 90s. Entergy has been looking for the right structure, the right time and the right partner. This transaction provides all three.
- ITC will address the transmission system needs of the region to support efficient infrastructure investment by improving access to cost-effective capital for the transmission business.
- Combining the best operations practices of both companies, including the ITC transmission-only model and the Entergy employees' knowledge and experience of the system, will benefit overall system performance.

Transaction Seamless for Customers

- This transaction will be seamless for Entergy's retail customers, who will continue to be customers of Entergy utilities and will receive the same high quality service from their local utility.
- Entergy's utility companies will continue to own and operate the local distribution and generation assets.
- ITC plans to retain Entergy employees in the region so that the people who tend to the day-to-day needs of the system today can continue to do so in the future.
- ITC will fully utilize Entergy's world-class storm restoration process and leverage the combined expertise to ensure that customers in the Entergy territory receive the same quality storm response efforts they have had in the past.
- As part of a separate effort, Entergy continues to seek the necessary approvals to join the Midwest Independent System Operator ("MISO") regional transmission organization.

ITC Pro Forma Structure



50.1% Entergy Shareholders
49.9% ITC Shareholders
ITC
ITC HOLDINGS CORP.
ITCTransmission
METC
ITC Midwest
ITC Grid Development
ITC Green Power Express, LLC
Mid South TransCo LLC
ITC Great Plains
ITC Panhandle Transmission
Green Power Express LP
Trans OpCos

ITC to remain independent following stock transaction

- Entergy shareholders, not Entergy Corporation, will receive ITC stock.
- Same rules regarding ITC stock ownership by a market participant apply to all shareholders, including Entergy shareholders that receive ITC stock upon transaction close.
- Entergy employees that become ITC employees will have to divest of any direct financial interest in a market participant and will be precluded from investing in them going forward, just like current ITC employees.
- ITC's management team will lead the new transmission business.
- Certain former leadership personnel from the Entergy transmission business will join the ITC management team, which will help to ensure a successful transition and continuity of operations.
- ITC's Board of Directors will appoint two new directors to the board with industry knowledge and familiarity with the region in which Entergy operates.

Final transaction value determined by ITC share price at time of closing

- Combination of ITC market share price (post-recapitalization) and assumed debt ($1.775 billion).

ITC / Entergy Transaction

Safe Harbor Language & Legal Disclosure

This presentation contains certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of ITC common stock and TransCo common units to be issued to Entergy Corporation (“Entergy”) shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000 This presentation is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 28, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders. Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders.

April 2012